GH Capital, Inc.

May 9, 2018

Via Edgar

Re: GH Capital Inc.

For 10-K for the Fiscal Year ended September 30, 2017

Filed December 15, 2017

File No. 000-55798

After Careful Consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 25, 2018 concerning GH Capital, Inc. and the Form 10-K referenced above (the “Company”).

General

1.	We note the press releases available on the News page of your website dated February 27, 2018, February 9, 2018, and January 23, 2018, titled respectively “ClickDirectPay’s Express Coin Payments Enables Global Merchants to Accept Multiple Cryptocurrencies,” “GH Capital’s ClickDirectPay is Receiving Significant Merchant Interest for Cryptocurrency Processing,” and “GH Capital Launching with Bitcoin and Altcoins as Payment Options” and it appears that you have changed or supplemented the focus of your core business to take advantage of possible opportunities presented by the expanding interest in “FinTech.”

We also note that your business disclosures provided in your Form 10-K for the fiscal year ended September 30, 2017 and your Form 10-Q for the quarterly period ended December 31, 2017 do not address this change to your business. Please address the apparent discrepancy between the information provided in your SEC filings to the information presented in your news releases by revising as necessary to provide a materially complete description of how cryptocurrency will be utilized in your business, including the ability to exchange Bitcoin and Altcoins into other assets. We encourage you to carefully consider the requirements of Item 101(a)(1) of Regulation S-K (emphasis added):

In describing developments, information shall be given as to matters such as the following: the year in which the registrant was organized and its form of organizational the nature and results of any bankruptcy, receivership or similar proceedings with respect to the registrant or any of its significant subsidiaries; the nature and results of any other material reclassification, merger or consolidation of the registrant or any of its significant subsidiaries; the acquisition or disposition of any material amount of assets otherwise than in the ordinary course of business; and any material changes in the mode of conducting business.

Furthermore, please specify all assets into which Bitcoin and Altcoins will be exchangeable and how the exchanges will occur. Please also include risk factor disclosure regarding any material operational, cybersecurity and regulatory risks related to your plans in this regard.

In addition, during the course of any securities offering, carefully consider whether such a supplement to your business would require you to suspend the offering until you update any offering materials to make sure they are materially complete and accurate.

The Company has not changed the nature of the business, nor has it undergone any material changes in the mode of conducting business. ClickDirectPay (“CDP”) is a processing gateway which now accepts Altcoins. The purpose of the current CDP processing gateway is to provide a user-friendly, easily accessible, and integrate-able solution for merchants to accept cryptocurrencies from consumers. Since CDP no longer is involved in servicing the fiat side, there is no exchanging of Bitcoin or Altcoins into any other assets. CDP does not exchange any Bitcoin or Altcoins into any other assets. What merchants accept as a cryptocurrency is what they will receive in the same cryptocurrency. Since CDP does not operate in fiat, the entire service and operations are cryptocurrency base which leverages all the benefits of the blockchain - immutability, public ledge exposure, and irreversible. Payments are irreversible by design. This means that merchants can accept payments and be 100% guaranteed that the coins they receive will not be charged back. This is simply an improvement on the existing software and business. CDP, and more generally, the Company, is not engaged in the issuance, mining, or exchange of crypto-currencies. No assets of the Company are held in crypto-currencies or digital wallets. CDP simply facilitates transactions between venders and their customers.

We have added risk factors related to cyber security risks.

2.	Your disclosure on page 1 in your Form 10-K indicates that transaction data is “tokenized.” Expand your disclosure to provide a more detailed description of what you mean by this tokenized process.

When a merchant initiates a transaction, they first request a token from our service. This token is generated via a hash of several parameters including (but not limited to) merchant ID, API Key, transaction information, timestamp. This information is sent to our service which then generates a time-based token for the merchant to use to complete the rest of the payment transaction. This token expires after a set amount of time to prevent any hijacking or re-use. Again, the Company is simply utilizing block chain technology for executing transaction through the payment gateway. This is merely a software solution for processing and equates to the Company simply changing software for facilitating transactions for our merchant clients.

GH Capital, Inc.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Wolfgang Ruecker

Wolfgang Ruecker

Chief Executive Officer

cc: William Eilers, Eilers Law Group, P.A.